UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Fang Holdings Limited

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

Tianquan Mo

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

Jiangong Dai

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8268

Shan Li

Digital Link Investments Limited

Unit 219, 2/F Building 16W, Phase Three

Hong Kong Science Park, Pak Shek Kok

New Territories, Hong Kong SAR

+1 284 852 3810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 16954W101	Schedule 13D/A	Page 1 of 11 Pages

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,964,415 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% of the Class A Ordinary Shares 47.0% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 6,964,415 Class A Ordinary Shares (including 4,534,852 Class A Ordinary Shares represented by ADSs) and 11,119,686 Class B Ordinary Shares held of record by Fang Holdings Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 2 of 11 Pages

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,804,274 Class A Ordinary Shares 14,271,520 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.2% of the Class A Ordinary Shares 56.2% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited; (ii) 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock options; (iii) 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited; (iv) 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares; (v) 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares. Each of ACE Smart Investments Limited, Karistone Limited and Open Land Holdings Limited is wholly owned by Mr. Tianquan Mo. Media Partner Technology Limited is wholly owned by The MC Trust, for which Butterfield Fiduciary Services (Cayman) Limited serves as trustee. Mr. Tianquan Mo’s wife is the sole director of Media Partner Technology Limited. Next Decade Investments Limited is wholly owned by KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Tianquan Mo’s wife is the sole director of Next Decade Investments Limited. Mr. Tianquan Mo may be deemed to be the beneficial owner of the shares of the Issuer held by these companies.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with (i) 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock options; (ii) 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares; and (iii) 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 3 of 11 Pages

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,669,921 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,669,921 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,669,921 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 11,669,921 Class A Ordinary Shares (including 9,962,597 Class A Ordinary Shares represented by ADSs) held of record by ACE Smart Investments Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 4 of 11 Pages

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,421 Class A Ordinary Shares 926,461 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% of the Class A Ordinary Shares 3.9% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 926,461 Class B Ordinary Shares held of record by Karistone Limited and 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock options.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with 360,421 Class A Ordinary Shares that Karistone Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock options.

CUSIP 16954W101	Schedule 13D/A	Page 5 of 11 Pages

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,000 Class A Ordinary Shares(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,000 Class A Ordinary Shares(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000 Class A Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.04% of the Class A Ordinary Shares(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 25,000 Class A Ordinary Shares represented by ADSs held of record by Open Land Holdings Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 6 of 11 Pages

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,367,378 Class A Ordinary Shares 5,795,802 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 24.5% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 5,795,802 Class B Ordinary Shares held of record by Media Partner Technology Limited and 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with 1,367,378 Class A Ordinary Shares that Media Partner Technology Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 7 of 11 Pages

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,554 Class A Ordinary Shares 7,549,257 Class B Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% of the Class A Ordinary Shares 29.7% of the Class B Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 14,177 Class A Ordinary Shares represented by ADSs and 5,794,757 Class B Ordinary Shares held of record by Next Decade Investments Limited, and 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022, together with 1,367,377 Class A Ordinary Shares and 1,754,500 Class B Ordinary Shares that Next Decade Investments Limited has the right to obtain within 60 days following December 22, 2022 by exercise of certain employee stock option and vesting of certain restricted shares.

CUSIP 16954W101	Schedule 13D/A	Page 8 of 11 Pages

1.	Names of Reporting Persons. Jiangong Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 246,667 Class A Ordinary Shares
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares
	9.	Sole Dispositive Power 246,667 Class A Ordinary Shares
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,047,809 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 246,667 Class A Ordinary Shares represented by ADSs held of record by Mr. Jiangong Dai and 8,801,142 held of record by True Knight Limited, which is wholly owned by Mr. Jiangong Dai. Mr. Jiangong Dai may be deemed to be the beneficial owner of the shares of the Issuer held by True Knight Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 9 of 11 Pages

1.	Names of Reporting Persons. True Knight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,801,142 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% of the Class A Ordinary Shares(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 10 of 11 Pages

1.	Names of Reporting Persons. Shan Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Public of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,137,921 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,137,921 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,921 Class A Ordinary Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 3,137,921 Class A Ordinary Shares held of record by Digital Link Investments Limited which is wholly owned by Mr. Shan Li. Mr. Shan Li may be deemed to be the beneficial owner of the shares of the Issuer held by Digital Link Investments Limited.

(2)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

CUSIP 16954W101	Schedule 13D/A	Page 11 of 11 Pages

1.	Names of Reporting Persons. Digital Link Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,137,921 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,137,921 Class A Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,921 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% of the Class A Ordinary Shares(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2022.

Introductory Note

This Amendment No. 8 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019, as amended by Amendment No. 1 on January 7, 2020, Amendment No. 2 on June 25, 2020, Amendment No. 3 on July 20, 2021, Amendment No. 4 on June 1, 2022, Amendment No. 5 on August 24, 2022, Amendment No. 6 on October 13, 2022, and Amendment No.7 on November 25, 2022 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”).

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China. The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Capital Market under the symbol “CIH.”

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaims any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to a Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an agreement and plan of merger, dated as of December 22, 2022 (the “Merger Agreement”), by and among, the Issuer, CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Issuer through a short-form merger in accordance with Section 233(7) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), with the Issuer being the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 of this Amendment No. 8 to Schedule 13D below are incorporated by reference in their entirety in this Item 3. The information disclosed in this paragraph is qualified in its entity by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.7 and is incorporated herein by reference.

The Reporting Persons anticipate that approximately US$14.8 million is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to purchase all of the issued and outstanding Shares other than the Shares (including the Shares represented by the ADSs) held by the members of the Consortium (such Shares, collectively, the “Rollover Shares”, and such members of the Consortium, collectively, the “Rollover Shareholders”, each a “Rollover Shareholder”) and the Shares (including the Shares represented by the ADSs) held by Parent and Merger Sub, ADSs representing the treasury Shares and certain other Shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$1.0 per Share or per ADS, and (b) the estimated transaction costs associated with Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”).

Pursuant to the Equity Commitment Letter (as defined below), the Merger will be financed with cash contribution in Parent from Fang Holdings Limited (the “Sponsor”). The Merger will not be subject to any financing conditions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 4.

Merger Agreement

On December 22, 2022, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving company and becoming a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, other than the Excluded Shares, will be cancelled in exchange for the right to receive US$1.0 in cash per ADS without interest and net of any applicable withholding taxes, and each Share of the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares, (ii) the Shares held by the shareholders who have validly delivered and not effectively withdrawn a dissent notice, or have not otherwise lost their rights to dissent from the Merger, in accordance with Section 238 of the Companies Act, and (iii) the Shares represented by ADSs, will be cancelled and cease to exist, in exchange for the right to receive US$1.0 in cash per Share without interest and net of any applicable withholding tax. The Excluded Shares (other than those held by Merger Sub, which will be converted into share of the surviving company resulting from the Merger) will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

Given that the Merger is a short-form merger under Section 233(7) of the Companies Act, no vote of the shareholders of the Issuer is required or will be held to approve the Merger Agreement or the consummation of the Transactions, including the Merger. The consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including that no less than 20 days shall have elapsed following the date when the Schedule 13E-3 was first mailed to the Issuer’s shareholders. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the Merger is effected, the ADSs will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held by the members of the Consortium. The information disclosed in this paragraph and in the preceding paragraphs of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Equity Commitment Letter

The Transactions will be funded through cash contribution contemplated by the equity commitment letter, dated as of December 22, 2022 (the “Equity Commitment Letter”), by and between the Sponsor and Parent. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide equity financing of approximately US$14.8 million to Parent to consummate the Transactions. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 99.8 and is incorporated herein by reference in its entirety.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, Parent and Merger Sub entered into an equity contribution agreement (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has irrevocably agreed to contribute the Shares (including Shares represented by ADSs) it holds or will hold to Merger Sub prior to the Effective Time in exchange for newly issued shares of Parent, such that Merger Sub will hold approximately 95% of the voting power of the Shares exercisable in a general meeting of the Issuer in aggregate. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.9 and is incorporated herein by reference in its entirety.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, the Sponsor entered into a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement, including without limitation, due and punctual payment of certain termination fee payable by Parent pursuant to the Merger Agreement. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.10 and is incorporated herein by reference in its entirety.

Interim Investors Agreement

In connection with the Merger Agreement, the Consortium members, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), to govern the actions of Parent and Merger Sub and the relationship among the Consortium members with respect to, among other things, the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter, the Support Agreement, and the Transactions. The Consortium Agreement has been terminated pursuant to the Interim Investors Agreement. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.11 and is incorporated herein by reference in its entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives may from time to time engage in discussions with members of management, and the special committee of the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Transactions, including the Merger, the Issuer’s business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with respect to each Reporting Person to read as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Because of the arrangements as set forth in Item 4 of Schedule 13D, the Reporting Persons and the other Consortium members (including General Atlantic Singapore Fund Pte. Ltd., Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, and Evenstar Special Situations Limited) that beneficially own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and/or Class B Ordinary Shares may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act.

Collectively, the Consortium may be deemed to beneficially own (i) an aggregate of 55,052,139 Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, representing 78.8% of outstanding Class A Ordinary Shares, and (ii) an aggregate of 25,391,206 Class B Ordinary Shares, representing 100% of outstanding Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The Consortium may be deemed to beneficially own approximately 84.4% of the total number of outstanding Class A Ordinary Shares (including the number of Class B Ordinary Shares convertible into Class A Ordinary Shares). Each Class B Ordinary Share is entitled to ten votes per Share, whereas each Class A Ordinary Share is entitled to one vote per Share. The Consortium may be deemed to beneficially own the Shares representing approximately 95.4% of the total voting power of the Issuer. The Shares issuable upon the exercise of options or vesting of restricted shares of the Issuer within 60 days following December 22, 2022 are included for purposes of calculation in this paragraph.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other Reporting Persons or other members of the Consortium. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other members of the Consortium.

(c)   Except as set forth in Items 4 and 5, no transactions in any of the shares or ADSs of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d)   Except as set forth in this Item 5(a)-(b), to the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by the Reporting Persons.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons’ response to Item 3 and Item 4 of this Amendment No. 8 to Schedule 13D is incorporated by reference into this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A to the Original Schedule 13D and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.7	Agreement and Plan of Merger, dated December 22, 2022, by and among the Issuer, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K of the Issuer furnished to the SEC on December 22, 2022)
Exhibit 99.8	Equity Commitment Letter, dated December 22, 2022, by and between Fang Holdings Limited and Parent
Exhibit 99.9	Equity Contribution Agreement, dated December 22, 2022, by and among the Rollover Shareholders, Parent and Merger Sub
Exhibit 99.10	Limited Guarantee, dated December 22, 2022, by and between Fang Holdings Limited and the Issuer
Exhibit 99.11	Interim Investors Agreement, dated December 22, 2022, by and among the Consortium members, Parent and Merger Sub

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

FANG HOLDINGS LIMITED

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai
	Title:	Chairman of the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

JIANGONG DAI

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai

TRUE KNIGHT LIMITED

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

Shan Li

By:	/s/ Shan Li
	Name:	Shan Li

Digital Link Investments Limited

By:	/s/ Shan Li
	Name:	Shan Li
	Title:	Director